UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

Lantronix, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
516548 10 4
(CUSIP Number)
TL Investment GmbH Waldehoernlestrasse 18 Tuebingen D-72072, Germany Attention: Manfred Rubin Schwarz Telephone: 07071 703-770
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 10, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to a subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516548 10 4
1. Name of Reporting Person. SS or I.R.S. Identification No. of above person. TL Investment GmbH
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds WC
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 22,252,663
8. Shared Voting Power 0
9. Sole Dispositive Power 22,252,663
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 22,252,663
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 36.8%
14. Type of Reporting Person IV

CUSIP No. 516548 10 4
1. Name of Reporting Person. SS or I.R.S. Identification No. of above person. Bernhard Bruscha
2. Check the Appropriate Box if a Member of a Group (a) (b)
3. SEC Use Only
4. Source of Funds NA
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 22,252,663
8. Shared Voting Power 0
9. Sole Dispositive Power 22,252,663
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 22,267,246 (1)
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 36.8%
14. Type of Reporting Person IN

(1)  Includes 14,583 shares of Common Stock which may be acquired by Bernhard Bruscha exercisable within 60 days of 11/10/08, upon the exercise of stock options.

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.0001 par value per share (the “Shares”), of Lantronix, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 15353 Barranca Parkway, Irvine, California 92618.

Item 2.  Identity and Background

(a)
The Statement is filed by TL Investment GmbH, a limited liability company formed under the laws of Germany (“TL Investment”), and Bernhard Bruscha, a citizen of Germany (collectively, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

(b)	The principal business address of each of the Reporting Persons is Waldehoernlestrasse 18, Tuebingen D-72072, Germany.

(c)
TL Investment is primarily engaged in the business of providing venture capital financing and technology assistance to worldwide technology-oriented companies.  Mr. Bruscha, as the sole member of TL Investment, is in a position to indirectly determine the investment and voting decisions made by each of the Reporting Persons.

Set forth on Schedule A hereto is (i) the name and citizenship of each of the executive officers of TL Investment, (ii) the business address of each such person, and (iii) the present principal occupation of each such person.

(d)
During the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Schedule A hereto.

Item 3.  Source and Amount of Funds or Other Consideration

An aggregate of 20,303,220 Shares of the Issuer’s Common Stock (the “Pre-IPO Shares”) were transferred by Mr. Bruscha, a Reporting Person, to TL Investment on January 23, 2008, which Shares of the Issuer’s Common Stock were acquired by Mr. Bruscha prior to the initial public offering of the Issuer’s Common Stock.  Mr. Bruscha has previously filed statements on Schedule 13G; however, the Reporting Persons are now filing this Schedule 13D pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, because beneficial ownership of the Reporting Persons exceeds 20% and the Reporting Persons have acquired an aggregate of 1,949,443 Shares of the Issuer’s Common Stock (the “Acquired Shares”), which amount is greater than 2% of such class of Shares in the preceding twelve months.

The source of funding of the Pre-IPO Shares was personal funds of Bernhard Bruscha.  The source of funding for the Acquired Shares was furnished from the working capital funds of TL Investment.

Item 4:  Purpose of Transaction

The Reporting Persons have acquired the Shares for investment purposes as an attractive investment opportunity.  The Reporting Persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer.  The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.  The Reporting Persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other stockholders of the Issuer.  Mr. Bruscha, a Reporting Person, currently serves on the board of directors of the Issuer, and has served in such capacity from 1989 to 2002, and again since August 2007.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
Reporting Person TL Investment may be deemed to beneficially own, in the aggregate, 22,252,663 Shares, representing approximately 36.8% of the Issuer’s outstanding Shares (based upon the 60,497,876 Shares stated to be outstanding, as of October 30, 2008, by the Issuer in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2008.

(b)
Reporting Person Mr. Bruscha may be deemed to beneficially own, in the aggregate, 22,267,246 Shares, which includes 14,583 shares of Common Stock exercisable within 60 days of November 10, 2008 upon the exercise of stock options, representing approximately 36.8% of the Issuer’s outstanding Shares.  Mr. Bruscha has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 22,252,663 Shares.  Mr. Bruscha by virtue of his relationship with TL Investment (as disclosed in Item 2 above), is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which TL Investment directly beneficially owns.

(c)
The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern Standard Time, on November 12, 2008.  All transactions were effected in the open market.  The table excludes commissions paid in per share prices.

Issuer	Transaction Date	Type of Transaction (Purchase/Sale)	Shares	Price per Share

Lantronix, Inc.	11/12/2008	Purchase	50,000	$0.55
Lantronix, Inc.	11/04/2008	Purchase	197,604	$0.55
Lantronix, Inc.	11/06/2008	Purchase	250,000	$0.62
Lantronix, Inc.	11/07/2008	Purchase	400,000	$0.62
Lantronix, Inc.	11/10/2008	Purchase	50,000	$0.58
Lantronix, Inc.	11/12/2008	Purchase	50,000	$0.55

(d)
To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer covered hereby.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits hereto:

1.	Joint Filing Agreement, dated November 14, 2008, among the Reporting Persons.

2.	Statement Appointing Designated Filer and Authorized Signer, dated November 12, 2008, among the Reporting Persons.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 17, 2008

TL INVESTMENT GmbH

By:	/s/ Ronald Irick, Attorney-in fact
For Manfred Rubin Schwarz

Name:	Manfred Rubin Schwarz

Title:	Chief Financial Officer

/s/ Ronald Irick, Attorney-in-fact

For Bernhard Bruscha
BERNHARD BRUSCHA

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including  amendments thereto) with respect to the Common Stock of Lantronix, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint  filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of November, 2008.

TL INVESTMENT GmbH

By:	/s/ Bernhard Bruscha
Bernhard Bruscha
Chief Executive Officer

/s/ Bernhard Bruscha
BERNHARD BRUSCHA

EXHIBIT 2

STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNER

The undersigned entities and individuals (the “Reporting Persons”) hereby designate TL Investment GmbH (the “Designated Filer”) as the beneficial owner to make filings of Schedules 13D and 13G (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and of Forms 3, 4 and 5 pursuant to Section 16(a) of the Exchange Act (collectively, the “Reports”) with respect to the securities of Lantronix, Inc. (the “Company”).

Each Reporting Person hereby further authorizes and designates Ronald Irick, Reagan Sakai and Jeremy Whitaker (each, an “Authorized Signer”) to execute and file on behalf of such Reporting Person the Reports with respect to the securities of the Company, including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that the Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of the Reporting Person's ownership of, or transactions in, securities of the Company.

The authority of the Designated Filer and the Authorized Signers under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the Reporting Person's ownership of, or transactions in, securities of the Company, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signers are not assuming any of the Reporting Person's responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

Date: November 12, 2008	TL INVESTMENT GmbH

	By:	/s/ Manfred Rubin Schwarz
Manfred Rubin Schwarz
Chief Financial Officer

Date: November 12, 2008		/s/ Bernhard Bruscha
BERNHARD BRUSCHA

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below are the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each of the Reporting Persons.  Each such person is a citizen of Germany.  The business address of each person set forth on this Schedule A is: TL Investment GmbH, Waldehoernlestrasse 18, Tuebingen D-72072, Germany.

TL INVESTMENT GMBH

Name	Position
Bernhard Bruscha	Sole Member, Chief Executive Officer

Name	Position
Manfred Rubin Schwarz	Chief Financial Officer